As filed with the Securities and Exchange Commission on August 23, 2004	Registration No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Silverleaf Resorts, Inc.

(Exact Name of Registrant Specified in its Charter)

Texas	75-2259890
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
1221 River Bend Drive
Suite 120
Dallas, TX 75247
214-631-1166

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal

Executive Offices

2003 Stock Option Plan for Silverleaf Resorts, Inc.

(Full title of the plan)

Robert E. Mead	Copy to:
Chief Executive Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive, Suite 120
Dallas, TX 75247
(214) 631-1166
(Name, address, including zip code, and
Telephone number, including area code,
of agent for service)	David N. Reed Meadows, Owens, Collier, Reed, Cousins & Blau, L.L.P. 901 Main Street, Suite 3700 Dallas, TX 75202 (214) 744-3700

CALCULATION OF REGISTRATION FEE

Title of		Proposed Maximum	Proposed Maximum	Amount of
Securities to be	Amount to be	Offering Price per	Aggregate Offering	Registration Fee
Registered	Registered (1)	Share (2)	Price (2)	(2)
Common Stock, $.01
Par Value	2,209,614	$.315–$1.225	$727,091.27	$92.12

(1)	Represents up to 2,175,479 shares of common stock of Silverleaf Resorts, Inc. (“Common Stock”) that may be issued upon exercise of outstanding options, or that may become available for future awards in the event of cancellation or termination without exercise of outstanding options, and up to 34,135 shares of Common Stock that are authorized for issuance pursuant to future awards under the 2003 Stock Option Plan for Silverleaf Resorts, Inc. (the “Plan”). In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate number of additional shares of common stock that may become issuable under the Plan by reason of stock splits, stock dividends, recapitalizations or similar transactions effected without consideration which result in an increase or decrease in the number of outstanding shares of Common Stock.

(2)	Based on (a) the weighted-average exercise price of $0.315 per share, with respect to 2,175,479 shares of Common Stock subject to options outstanding under the Plan, and (b) pursuant to Rule 457(c) and Rule 457(h)(1) under the Securities Act, estimated solely for purposes of calculation of the registration fee on the basis of the high and low sales price of the Common Stock on the over-the-counter market on August 19, 2004 ($1.225), with respect to 34,135 shares of Common Stock authorized for issuance pursuant to future awards under the Plan.

PART I

INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS;
REOFFER PROSPECTUS

EXPLANATORY NOTE

Section 10(a) Prospectus

     The documents containing the information specified in Part I of this Form S-8 will be given to option holders under the Plan pursuant to Rule 428(b)(1) under the Securities Act. Such documents are not required to be, and are not being, filed by the Company as a part of this Form S-8. Such documents, together with the documents incorporated by reference in this Registration Statement, constitute a Prospectus that meets the requirements of Section 10(a) of the Securities Act.

Reoffer Prospectus

     The material that follows, up to but not including the page beginning Part II of the Registration Statement of which the Prospectus is a part, constitutes a “Reoffer Prospectus,” prepared in accordance with the requirements of Part I of Form S-3 under the Securities Act in accordance with the General Instruction C of Form S-8 under the Securities Act. Pursuant to Instruction C of Form S-8, the Reoffer Prospectus may be used for reoffers or resales of the Shares of the Common Stock acquired by an “Affiliate” (as such term is defined in Rule 405 of the General Rules and Regulations under the Securities Act) pursuant to the exercise of options under the Plan.

REOFFER PROSPECTUS

2,209,614 SHARES

Silverleaf Resorts, Inc.

Common Stock

     This Reoffer Prospectus (the “Prospectus”) relates to the reoffer and resale of up to 2,209,614 shares (the “Shares”) of our common stock, par value $0.01 per share (the “Common Stock”), which may in the future be issued pursuant to the 2003 Stock Option Plan for Silverleaf Resorts, Inc. (the “Plan”) and may be offered and sold from time to time by persons who may be deemed to be affiliates of the Company (collectively, the “Selling Shareholders.”) See “Selling Shareholders.”

     The shares of Common Stock may be sold from time to time to purchasers directly by any of the Selling Shareholders. Alternatively, sales by the Selling Shareholders may be made separately through one or more transactions (which may involve one or more block transactions) on the over-the-counter bulletin board (“OTCBB”), or in sales occurring in the public market off the OTCBB, in negotiated transactions, or in a combination of such transactions. Each sale may be at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. Some or all of the Shares of Common Stock may be sold through brokers acting on behalf of the Selling Shareholders or to dealers for resale by such dealers and in connection with such sales, such brokers or dealers may receive compensation in the form of discounts or commissions from the Selling Shareholders and/or the purchasers of such shares for whom they may act as broker or agent. Upon any sale of the Shares offered hereby, the Selling Shareholders and participating agents, brokers or dealers may be deemed to be underwriters as that term is defined in the Securities Act of 1993, as amended (the “Securities Act”), and commissions or discounts or any profit realized on the resale of such securities may be deemed to be underwriting commissions or discounts under the Securities Act. See “Plan of Distribution.”

     The Common Stock is traded on the OTCBB under the symbol “SVLF.” On August 19, 2004, the last reported sale price of the Common Stock as reported on the OTCBB was $1.25 per share. The Company will pay all expenses in connection with the offering contemplated by this Prospectus, other than underwriting discounts or commissions, brokers’ fees and the fees of any counsel to the Selling Shareholders.

     Prospective Investors should carefully consider the matters set forth under the caption “Risk Factors” on page 3 of this Prospectus.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August 23, 2004.

AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Please contact the Commission a 1-800-SEC-0330 for further information on their public reference room. The Commission maintains a site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act relating to the securities issuable pursuant to the Plan offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus the following documents and information heretofore filed with the Commission:

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2004;

•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2004;

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Current Reports on Form 8-K filed on May 12, 2004, June 3, 2004, and June 8, 2004 (File No. 001-13003);

•	the description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 8-A filed with the Commission on September 4, 1997, as amended on September 30, 1997 (Commission File No. 001-13003).

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering made hereby, shall be deemed incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to the Secretary of the Company at 1221 River Bend, Suite 120, Dallas, Texas 75247, telephone (214) 631-1166.

THE COMPANY

     Our principal business is the development, marketing, and operation of “drive-to” and “destination” timeshare resorts. We currently own eight “drive-to resorts” in Texas, Missouri, Illinois, and Georgia (the “Drive-to Resorts”). We also own four “destination resorts” located in Texas, Missouri, and Massachusetts (the “Destination Resorts”).

     The Drive-to Resorts are designed to appeal to vacationers seeking comfortable and affordable accommodations in locations convenient to their residences and are located near major metropolitan areas. Our Drive-to Resorts are located close to principal market areas to facilitate more frequent “short-stay” getaways. We believe such short-stay getaways are growing in popularity as a vacation trend. Our Destination Resorts are located in or near areas with national tourist appeal and offer our customers the opportunity to upgrade into a more upscale resort area as their lifestyles and travel budgets permit. Both the Drive-to Resorts and the Destination Resorts (collectively, the “Existing Resorts”) provide a quiet, relaxing vacation environment. We believe our resorts offer our customers an economical alternative to commercial vacation lodging. The average price for an annual one-week vacation ownership (“Vacation Interval”) for a two-bedroom unit at the Existing Resorts was $9,510 for 2003 and $9,846 for 2002.

     Owners of Silverleaf Vacation Intervals at the Existing Resorts (“Silverleaf Owners”) enjoy benefits which are uncommon in the timeshare industry. These benefits include (i) use of vacant lodging facilities at the Existing Resorts through our “Bonus Time” Program; (ii) year-round access to the Existing Resorts’ non-lodging amenities such as fishing, boating, horseback riding, tennis, or golf on a daily basis for little or no additional charge; and (iii) the right to exchange a Vacation Interval for a different time period at a different Existing Resort through our internal exchange program. These benefits are subject to availability and other limitations. Most Silverleaf Owners may also enroll in the Vacation Interval exchange network operated by Resort Condominiums International (“RCI”).

     Silverleaf is the issuer of the shares of Common Stock which will be issued upon the exercise of the stock options granted under the Plan. The address of our principal executive office is 1221 River Bend Drive, Suite 120, Dallas, Texas 75247. Our phone number is (214) 631-1166.

RISK FACTORS

If our assumptions and estimates in our Business Model are wrong, we could be in default under our credit agreements.

     The financial covenants in our credit facilities are based upon a business model prepared by our management and approved by our banks. We used a number of assumptions and estimates in preparing the business model, including:

•	We estimated that we will sell our existing and planned inventory of Vacation Intervals within 15 years;

•	We assumed that our level of sales and operating profits and costs can be maintained; and

•	We assumed that we can raise the prices on our products and services as market conditions allow.

     These assumptions and estimates are subject to significant business, economic and competitive risks and uncertainties. If our assumptions and estimates are wrong, our future financial condition and results of operations may vary significantly from those projected in the business model. In that case, we would be in default under our credit facilities and our banks could cease all funding.

     Neither our past nor present independent auditors have reviewed or expressed an opinion about our business model or our ability to achieve it.

Changes in the timeshare industry could affect our operations.

     We operate solely within the timeshare industry. Our results of operations and financial position could be negatively affected by any of the following events:

•	An oversupply of timeshare units;

•	A reduction in demand for timeshare units;

•	Changes in travel and vacation patterns;

•	A decrease in popularity of our resorts with our consumers;

•	Governmental regulations or taxation of the timeshare industry, and

•	Negative publicity about the timeshare industry.

Changes in accounting procedures and standards could negatively impact our financial results.

     The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has proposed an AICPA Statement of Position (the “Proposed SOP”) which, if approved, could change the way we account for our sales of Vacation Intervals. The Proposed SOP was released to the public for comments on February 20, 2003. The Proposed SOP:

•	provides criteria for a real estate time-sharing transaction to be recognized as a sale;

•	limits the use of the full accrual method for revenue recognition and provides that, under various conditions, the percentage-of-completion method, cash received method, combined method, or deposit method must be used; and

•	provides further guidance on accounting for various other items such as sales incentives, costs incurred to sell time-shares, cost of sales and time-sharing inventory, credit losses, rental and other operations during the holding periods for inventory, special purpose entities, points systems, vacation clubs, sampler programs and mini-vacations, reloads, upgrades, and payments to owners associations.

     In its present form, the Proposed SOP would be generally effective for financial statements for fiscal years beginning after June 15, 2004. At transition, the Proposed SOP would be applied retroactively to financial statements by means of a cumulative effect of a change in accounting principle rather than the alternatives of prospective application to new transactions only and retroactive restatement of financial statements.

     At its January 14, 2004 meeting, the Financial Accounting Standards Board met with representatives of the AICPA’s Accounting Standards Executive Committee (“AcSEC”) and discussed clearance of the Proposed SOP, which, if cleared by the Board would have been issued with a Financial Accounting Standards Board Statement to amend Statements 66 and 67 for real estate time-sharing transactions. The Board indicated that AcSEC should not include any revenue recognition guidance in the Proposed SOP. The Board considered a number of factors in arriving at its conclusion including (1) changes in revenue recognition practices that have occurred since AcSEC originally added the project to its agenda, (2) the Board’s revenue recognition project and the potential for requiring preparers to change its revenue recognition practices twice in a short time frame, and (3) the “rules-based” nature of the revenue recognition requirements in the Proposed SOP. The Board requested that the AcSEC task force work with the Financial Accounting Standards Board staff to identify those topics to be retained and addressed in the Proposed SOP, which the Board will consider at a future meeting. The Board suggested that AcSEC consider publishing the proposed revenue recognition guidance in a nonauthoritative source.

     Although we cannot predict what the final version may contain or when it will be adopted or effective, the above information leads us to believe that the Proposed SOP will not have a material impact on our consolidated financial position or results of operations. However, if adopted in its present form, the Proposed SOP could result in very significant changes in our future financial statements, and may also make it impossible for us to comply with the financial covenants contained in certain of our credit agreements. In that event, we will need to negotiate waivers or forbearance agreements with the lenders.

We may not be able to obtain additional financing.

     Several unpredictable factors may cause our adjusted earnings before interest, income taxes, depreciation and amortization to be insufficient to meet debt service requirements or satisfy financial covenants. We incurred net losses in two of the past three years. Should we record net losses in future periods, our cash flow and our ability to obtain additional financing could be materially and adversely impacted.

     Many of the factors that will determine whether or not we generate sufficient earnings before interest, income taxes, depreciation and amortization to meet current or future debt service requirements and satisfy financial covenants are inherently difficult to predict. These factors include:

•	the number of sales of Vacation Intervals;

•	the average purchase price per interval;

•	the number of customer defaults;

•	our cost of borrowing;

•	our sales and marketing costs and other operating expenses; and

•	the continued sale of notes receivable.

     Our current and planned expenses and debt repayment levels are and will be to a large extent fixed in the short term, and are based in part on past expectations as to future revenues and cash flows. We have previously reduced our costs of operations through a reduction in workforce and other cost-savings measures. We may be unable to further reduce spending in a timely manner to compensate for any past or future revenue or cash flow shortfall. It is possible that our revenue, cash flow or operating results may not meet the expectations of our business model, and may even result in our being unable to meet the debt repayment schedules or financial covenants contained in our loan agreements, including the Old and New Indentures.

     Our leverage is significant and will continue to burden our operations, impair our ability to obtain additional financing, reduce the amount of cash available for operations and required debt payments, and make us more vulnerable to financial downturns.

     Our bank credit agreements may:

•	require a substantial portion of our cash flow to be used to pay interest expense and principal;

•	impair our ability to obtain on acceptable terms, if at all, additional financing that might be necessary for working capital, capital expenditures or other purposes; and

•	limit our ability to further refinance or amend the terms of our existing debt obligations, if necessary or advisable.

     We may not be able to reduce our financial leverage as we intend, and we may not be able to achieve an appropriate balance between the rate of growth which we consider acceptable and future reductions in financial leverage. If we are not able to achieve growth in adjusted earnings before interest, income taxes, depreciation and amortization, we may not be able to amend or refinance our existing debt obligations and we may be precluded from incurring additional indebtedness due to cash flow coverage requirements under existing or future debt instruments.

We may be impacted by general economic conditions.

     Our customers may be more vulnerable to deteriorating economic conditions than consumers in the luxury or upscale markets. An economic slowdown in the United States could depress consumer spending for Vacation Intervals. Additionally, significant increases in the cost of transportation may limit the number of potential customers who travel to our resorts for a sales presentation. During an economic slowdown and in past economic slowdowns and recessions, we have experienced increased delinquencies in the payment of Vacation Interval promissory notes and monthly Club dues. Consequently, we have experienced an increased number of foreclosures and loan losses during this period. It is likely that these delinquencies and losses will continue to occur until the general economic conditions in the United States improve. Any or all of the foregoing conditions could have a material adverse effect on our results of operations, liquidity, and financial position.

We are at risk for defaults by our customers.

     We offer financing to the buyers of Vacation Intervals at our resorts. These buyers make down payments of at least 10% of the purchase price and deliver promissory notes to us for the balances. The promissory notes generally bear interest at a fixed rate, are payable over a seven-year to ten-year period, and are secured by a first mortgage on the Vacation Interval. We bear the risk of defaults on these promissory notes. Although we prescreen prospects in the early stages of the marketing and sales process, we generally do not perform a detailed credit history review of our customers, as is the case with most other timeshare developers.

     We recorded 43.4% of the purchase price of Vacation Intervals as a provision for uncollectible notes for the year ended December 31, 2003. Our sales were decreased by $4.0 million for customer returns in 2003. When a buyer of a Vacation Interval defaults, we foreclose on the Vacation Interval and attempt to resell it. The associated marketing, selling, and administrative costs from the original sale are not recovered; and we will incur such costs again when we resell the Vacation Interval. Although we may have recourse against a Vacation Interval buyer for the unpaid price, certain states have laws which limit our ability to recover personal judgments against customers who have defaulted on their loans. For example, if we were to file a lawsuit to collect the balance owed to us by a customer in Texas (where approximately 57.2% of Vacation Interval sales took place in 2003), the customer could file a court proceeding to determine the fair market value of the property foreclosed upon. In such event, we may not recover a personal judgment against the customer for the full amount of the deficiency. We would only recover an amount that the indebtedness owed to us exceeds the fair market value of the property. Accordingly, we have generally not pursued this remedy.

     At December 31, 2003, we had Vacation Interval customer notes receivable in the approximate principal amount of $242.3 million, and had an allowance for uncollectible notes of approximately $48.4 million. We cannot be certain that this allowance is adequate.

We must borrow funds to finance our operations.

     Our business is dependent on our ability to finance customer notes receivable through our banks. At December 31, 2003, we owed approximately $212.3 million of principal to our lenders.

     Borrowing Base. We have receivable based loan agreements with lenders to borrow up to approximately $251.7 million. We pledged our customer promissory notes and mortgages as security under these agreements. Our lenders typically lend us 75% to 85% of the principal amount of our customers’ notes, and payments from Silverleaf Owners on such notes are credited directly to the lender and applied against our loan balance. At December 31, 2003, we had a portfolio of approximately 32,056 Vacation Interval customer notes receivable in the approximate principal amount of $242.3 million. Approximately $3.9 million in principal amount of our customers’ notes were 61 days or more past due and, therefore, ineligible as collateral.

     Negative Cash Flow. We ordinarily receive only 10% of the purchase price on the sale of a Vacation Interval, but we must pay in full the costs of development, marketing, and sale of the interval. Maximum borrowings available under our credit facilities may not be sufficient to cover these costs, thereby straining our capital resources, liquidity, and capacity to grow.

     Interest Rate Mismatch. At December 31, 2003, our portfolio of customer loans had a weighted average fixed interest rate of 14.9%. At such date, our borrowings (which bear interest at variable rates) against the portfolio had a weighted average cost of funds of 6.3%. We have historically derived net interest income from our financing activities because the interest rates we charge our customers who finance the purchase of their Vacation Intervals exceed the interest rates we pay to our lenders. Because our existing indebtedness currently bears interest at variable rates and our customer notes receivable bear interest at fixed rates, increases in interest rates charged by our lenders would erode the spread in interest rates that we have historically enjoyed and could cause the interest expense on our borrowings to exceed our interest income on our portfolio of customer notes receivable. We have not engaged in interest rate hedging transactions. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on our results of operations, liquidity, and financial position. To the extent interest rates decrease on loans available to our customers, we face an increased risk that customers will pre-pay their loans which would reduce our income from financing activities.

     Maturity Mismatch. We typically provide financing to our customers over a seven-year to ten-year period. Our customer notes had an average maturity of 5.9 years at December 31, 2003. Our revolving credit facilities have scheduled maturity dates between August 2004 (subsequently extended to February 2006 in early 2004) and March 2007. Additionally, should our revolving credit facilities be declared in default, the amount outstanding could be declared to be immediately due and payable. Accordingly, there could be a mismatch between our anticipated cash receipts and cash disbursements in 2004 and subsequent periods. Although we have historically been able to secure financing sufficient to fund our operations, we do not presently have agreements with our lenders to extend the term of our existing funding commitments or to replace such commitments upon their expiration. If we are unable to refinance our existing loans, we could be required to sell our portfolio of customer notes receivable, probably at a substantial discount, or to seek other alternatives to enable us to continue in business. We cannot be certain that we will be able to obtain required financing in the future.

     Impact on Sales. Limitations on the availability of financing would inhibit sales of Vacation Intervals due to (i) the lack of funds to finance the initial negative cash flow that results from sales that we finance and (ii) reduced demand if we are unable to provide financing to purchasers of Vacation Intervals.

Our business is highly regulated.

     We are subject to substantial governmental regulation in the conduct of our business. See “Item 1. Business, Governmental Regulation, Environmental Matters, Utility Regulation, Other Regulation, and Item 3. Legal Proceedings.” If we are found to have violated any statute, rule, or regulation applicable to us, our assets, or our business, it could have a material effect on our results of operations, liquidity, and financial condition.

We are dependent on our key personnel.

     During 2001, we were forced to downsize our staff, and we terminated many employees with extended in-depth experience. However, we retained key members of management. The loss of the services of the key members of management could have a material adverse effect on our operations. Should our business develop and expand again in the future, we would require additional management and employees. Inability to hire when needed, retain, and integrate needed new or replacement management and employees could have a material adverse effect on our results of operations, liquidity, and financial position in future periods.

We will incur costs for additional development and construction activities at our Existing Resorts.

     We intend to continue to develop the Existing Resorts; however, continued development of our resorts places substantial demands on our liquidity and capital resources, as well as on our personnel and administrative capabilities. Risks associated with our development and construction activities include:

•	construction costs or delays at a property may exceed original estimates which could make the development uneconomical or unprofitable;

•	sales of Vacation Intervals at a newly completed property may not be sufficient to make the property profitable; and

•	financing may not be available on favorable terms for development of or the continued sales of Vacation Intervals at a property.

     We cannot be certain that we will have the liquidity and capital resources to develop and expand the Existing Resorts.

     Our development and construction activities, as well as our ownership and management of real estate, are subject to comprehensive federal, state, and local laws regulating such matters as environmental and health concerns, protection of endangered species, water supplies, zoning, land development, land use, building design and construction, marketing and sales, and other matters. Our failure to maintain the requisite licenses, permits, allocations, authorizations, and other entitlements pursuant to such laws could impact the development, completion, and sale of Vacation Intervals at our resorts. The enactment of “slow growth” or “no-growth” initiatives or changes in labor or other laws in any area where our resorts are located could also delay, affect the cost or feasibility of, or preclude entirely the expansion planned at each of the Existing Resorts.

     Most of our resorts are located in rustic areas which often requires us to provide public utility water and sanitation services in order to proceed with development. This development is subject to permission and regulation by governmental agencies, the denial or conditioning of which could limit or preclude development. Operation of the utilities also subjects us to risk of liability in connection with both the quality of fresh water provided and the treatment and discharge of waste-water.

We must incur costs to comply with laws governing accessibility of facilities to disabled persons.

     We are subject to a number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act (the “ADA”), that impose requirements related to access and use by disabled persons of a variety of public accommodations and facilities. The ADA requirements did not become effective until after January 1, 1991. Although we believe the Existing Resorts are substantially in compliance with these laws, we will incur additional costs to fully comply with these laws. Additional federal, state, and local legislation may impose further restrictions on the Company, the Clubs, or the Management Clubs at the Existing Resorts or other resorts, with respect to access by disabled persons. The ultimate cost of compliance with such legislation is not currently known.

Such costs are not expected to have a material effect on our results of operations, liquidity, and financial condition, but these costs could be substantial.

We may be vulnerable to regional conditions.

     Prior to August 1997, all of our operating resorts and substantially all of our customers and borrowers were located in Texas and Missouri. Since August 1997, we have expanded into other states. Our performance and the value of our properties are affected by regional factors, including local economic conditions (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics, and other factors) and the local regulatory climate. Our current geographic concentration could make us more susceptible to adverse events or conditions which affect these areas in particular.

We may be liable for environmental claims.

     Under various federal, state, and local laws, ordinances, and regulations, as well as common law, the owner or operator of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s ability to sell or lease a property or to borrow money using such real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling, or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health, or safety requirements may result in the need to cease or alter operations at a property. Further, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with the site. Phase I environmental reports (which typically involve inspection without soil sampling or ground water analysis) were prepared in 2001 by independent environmental consultants for all of the Existing Resorts. The reports did not reveal, nor are we aware of, any environmental liability that would have a material adverse effect on our results of operations, liquidity, or financial position. We cannot be certain that the Phase I reports revealed all environmental liabilities or that no prior owner created any material environmental condition not known to us.

     Certain environmental laws impose liability on a previous owner of property to the extent hazardous or toxic substances were present during the prior ownership period. A transfer of the property may not relieve an owner of such liability. Thus, we may have liability with respect to properties previously sold by us or by our predecessors.

     We believe that we are in compliance in all material respects with all federal, state, and local ordinances and regulations regarding hazardous or toxic substances. We have not been notified by any governmental authority or third party of any non-compliance, liability, or other claim in connection with any of our present or former properties.

Our sales could decline if our resorts do not qualify for participation in an exchange network.

     The attractiveness of Vacation Interval ownership is enhanced by the availability of exchange networks that allow Silverleaf Owners to exchange in a particular year the occupancy right in their Vacation Interval for an occupancy right in another participating network resort. According to ARDA, the ability to exchange Vacation Intervals was cited by many buyers as an important reason for purchasing a Vacation Interval. Several companies, including RCI, provide broad-based Vacation Interval exchange services, and the Existing Resorts are currently qualified for participation in the RCI exchange network. We cannot be certain that we will be able to continue to qualify the Existing Resorts or any future resorts for participation in these networks or any other exchange network. If such exchange networks cease to function effectively, or if our resorts are not accepted as exchanges for other desirable resorts, our sales of Vacation Intervals could decline.

Our sales would be affected by a secondary market for Vacation Intervals.

     We believe the market for resale of Vacation Intervals is very limited and that resale prices are substantially below the original purchase price of a Vacation Interval. This may make ownership of Vacation Intervals less attractive to prospective buyers. Owners of Vacation Intervals who wish to sell their Vacation Interval compete with our sales. Vacation Interval resale clearing houses and brokers do not currently have a material impact on our sales. However, if the secondary market for Vacation Intervals becomes more organized and liquid, the availability of resale intervals at lower prices could materially adversely affect our prices and our ability to sell new Vacation Intervals.

Our sales are seasonal in nature.

     Our sales of Vacation Intervals have generally been lower in the months of November and December. Cash flow and earnings may be impacted by the timing of development, the completion of future resorts, and the potential impact of weather or other conditions in the regions where we operate. Our quarterly operating results could be negatively impacted by these factors.

We are not insured for certain types of losses.

     We do not insure certain types of losses (such as losses arising from floods and acts of war) either because insurance is unavailable or unaffordable. Should an uninsured loss or a loss in excess of insured limits occur, we could be required to repair damage at our expense or lose our capital invested in a resort, as well as the anticipated future revenues from such resort. We would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Our results of operations, liquidity, and financial position could be adversely effected by such losses. Additionally, we may be indirectly impacted if disasters such as the terrorist attacks on the United States which occurred on September 11, 2001 cause a general increase in property and casualty insurance rates, or cause certain types of coverage to be unavailable.

We will continue to be highly leveraged.

     Our ability to finance customer notes receivable and develop our resorts will be financed through borrowed funds. The funds borrowed would be collateralized by substantially all of our assets. In addition, our loan agreements contain financial and other restrictive covenants that will limit our ability to borrow additional funds or invest in additional resorts. Failure by us to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our results of operations, liquidity, and financial position. Future loan agreements would likely contain similar restrictions.

     The indenture pertaining to our 6% senior subordinated notes permits us to incur certain additional indebtedness, including indebtedness secured by our customer notes receivable. Accordingly, to the extent our customer notes receivable increase and we have sufficient credit facilities available, we may be able to borrow additional funds. The indenture pertaining to the 6% senior subordinated notes also permits us to borrow additional funds in order to finance development of our resorts. Future construction loans will likely result in liens against the respective properties.

Common Stock could be impacted by our indebtedness.

     The level of our indebtedness could negatively impact holders of our Common Stock, because:

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited;

•	our level of indebtedness could limit our flexibility in reacting to changes in the industry and economic conditions generally;

•	some of our loans are at variable rates of interest, and a substantial increase in interest rates could adversely affect our ability to meet debt service obligations; and

•	increased interest expense will reduce earnings, if any.

We could lose control over the Clubs.

     Each Existing Resort has a Club that operates through a centralized organization to manage the Existing Resorts on a collective basis. The consolidation of resort operations through the Silverleaf Club permits:

•	a centralized reservation system for all resorts;

•	substantial cost savings by purchasing goods and services for all resorts on a group basis, which generally results in a lower cost of goods and services than if such goods and services were purchased by each resort on an individual basis;

•	centralized management for the entire resort system;

•	centralized legal, accounting, and administrative services for the entire resort system; and

•	uniform implementation of various rules and regulations governing all resorts.

     We currently have the right to unilaterally appoint the board of directors or governors of the Clubs until the respective control periods have expired (typically triggered by the percentage of sales of the planned development), unless otherwise provided by the bylaws of the association or under applicable law. Thereafter, the bylaws of certain of the Clubs require that a majority of the members of the board of directors or governors of the Club be owners of Vacation Intervals of that resort. The loss of control of the board of directors or governors of a Club could result in our being unable to unilaterally cause the renewal of the collective Management Agreement with that Club when it expires in 2010.

We could issue Preferred Stock that would have rights and preferences senior to Common Stock.

     Our Articles of Incorporation authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock in one or more series and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any series of Preferred Stock issued. Such preferences and rights would likely grant to the holders of the Preferred Stock certain preferences in right of payment upon a dissolution of the Company and the liquidation of our assets that would not be available to the holders of our Common Stock. To the extent that our credit facilities would permit, the Board could also establish a dividend payable to the holders of the Preferred Stock that would not be available to the holders of the Common Stock.

Our cash flow may not be adequate upon an acceleration of deferred taxes.

     While we report sales of Vacation Intervals as income for financial reporting purposes at the time of the sale, for federal income tax purposes, we report substantially all Vacation Interval sales on the installment method. Under the installment method, we recognize income for regular federal income tax purposes on the sale of Vacation Intervals when cash is received in the form of a down payment and as payments on customer loans are received.

Our liability for deferred taxes (i.e., taxes owed to taxing authorities in the future in consequence of income previously reported in the financial statements) was $84.4 million at December 31, 2003, primarily attributable to this method of reporting Vacation Interval sales, before utilization of any available deferred tax benefits (up to $94.8 million at December 31, 2003), including net operating loss carryforwards, limitations on the use of which are discussed below. These amounts do not include accrued interest on such deferred taxes which also will be payable when the taxes are due, the amount of which is not now reasonably ascertainable. In addition, the net deferred tax benefit is fully-reserved at December 31, 2003. If we should sell the installment notes or be required to factor them or if the notes were foreclosed on by one of our lenders or otherwise disposed of, the deferred gain would be reportable for regular federal tax purposes and the deferred taxes, including interest on the taxes for the period the taxes were deferred, as computed under Section 453 of the Internal Revenue Code of 1986, as amended (the “Code”), would become due. We cannot be certain that we would have sufficient cash resources to pay those taxes and interest nor can we be certain how the payment of such taxes may affect our operational liquidity needs. Furthermore, if our sales of Vacation Intervals should decrease in the future, our diminished operations may not generate either sufficient tax losses to offset taxable income or funds to pay the deferred tax liability from prior periods.

We will be subject to Alternative Minimum Taxes.

     For purposes of computing the 20% alternative minimum tax (“AMT”) imposed under Section 55 of the Code on our alternative minimum taxable income (“AMTI”), the installment sale method is generally not allowed. The Code requires an adjustment to our AMTI for a portion of our adjusted current earnings (“ACE”). Our ACE must be computed without application of the installment sale method. Prior to 1997, we used the installment method for the calculation of ACE for federal AMT purposes. In 1998, we received a ruling from the Internal Revenue Service granting our request for permission to change to the accrual method for this computation effective January 1, 1997. As a result, our AMTI for 1997 through 1999 was increased each year by approximately $9 million, which resulted in our paying substantial additional federal and state taxes in those years. As a result of this change, we paid $641,000, $4.9 million, and $4.3 million of federal AMT for 1997, 1998, and 1999, respectively. Due to losses incurred in 2000 and 2001, we received refunds totaling $8.3 million during 2001 and $1.6 million during 2002 as a result of the carryback of our 2000 and 2001 AMT losses to 1999, 1998, and 1997. Thus, while Section 53 of the Code provides that we will be allowed a credit (“minimum tax credit”) against our regular federal income tax liability for all or a portion of the AMT previously paid, these refunds have resulted in a refund of all such previously paid AMT. As a result, no minimum tax credit is available. We anticipate adequate AMT loss carryforwards to offset 90% of 2004 AMT taxes, resulting in a minimal AMT liability for the year. However, we further anticipate that any AMT loss carryforward remaining at the end of 2004 will be small and will be deductible in future years only to the extent of 90% of AMTI pursuant to Section 56(d) of the Code. Accordingly, we anticipate that we will have significant AMT liabilities in future years.

     Due to the Exchange Offer previously described, an ownership change, within the meaning of Section 382(g) of the Code, has occurred. Such an ownership change may result in the imposition of a limitation on our use of any minimum tax credit as provided in Section 383 of the Code. Under Section 383, the amount of the excess credits which exist as of the date of the ownership change can be used to offset our tax liability for post-change years only to the extent of the Section 383 Credit Limitation, which amount is defined as the tax liability which is attributable to so much of our taxable income as does not exceed the Section 382 limitation for such post-change year to the extent available after the application of Sections 382 and 383(b) and (c). As a result of the above-described refunds of previously paid AMT, there is no minimum tax credit that is subject to Section 383 of the Code. However, if it is subsequently determined that we have an AMT liability for prior years, and thus a minimum tax credit as of the time of the Exchange Offer, or if additional “ownership changes” within the meaning of Section 382(g) of the Code occur in the future, we cannot be certain that such ownership changes will not result in a limitation on the use of any such minimum tax credit.

Our use of net operating loss carryforwards could be limited by an ownership change.

     We had net operating loss (“NOL”) carryforwards of approximately $232.1 million at December 31, 2003, for regular federal income tax purposes, related primarily to the immediate deduction of expenses and the simultaneous deferral of installment sale gains. In addition to the general limitations on the carryback and carryforward of NOLs under Section 172 of the Code, Section 382 of the Code imposes additional limitations on the utilization of NOLs by a corporation following various types of ownership changes which result in more than a 50 percentage point change in ownership of a corporation within a three year period. The Exchange Offer resulted in an ownership change within the meaning of Section 382(g) of the Code as of May 2, 2002 (the “change date”). As a result, a portion of our NOL is subject to an annual limitation for a portion of the taxable year, which includes the change date as well as the taxable years beginning after the change date. The annual limitation will be equal to the value of our stock immediately before the ownership change, multiplied by the long-term tax-exempt rate (i.e., the highest of the adjusted Federal long-term rates in effect for any month in the three-calendar-month period ending with the calendar month in which the change date occurs). This annual limitation is small in comparison to the size of the NOL carryforwards. However, the annual limitation may be increased for any recognized built-in gain, which existed as of the change date to the extent allowed in Section 382(h) of the Code.

     We anticipate that the built-in gain associated with the installment sale gains as of the change date will increase the Section 382 Limitation and allow the utilization of the NOL as needed. Nevertheless, we cannot be certain that the limitations of Section 382 will not limit or deny our future utilization of the NOL. Such limitation or denial would require us to pay substantial additional federal and state taxes and interest for any periods following a change in ownership as described above. Moreover, pursuant to Section 383 of the Code, an ownership change may also limit or deny our future utilization of certain carryover excess credits, including any unused minimum tax credit, if any, attributable to payment of alternative minimum taxes, as described above.

     Accordingly, we cannot be certain that these additional limitations will not limit or deny our future utilization of any NOL and/or excess tax credits. If we cannot utilize these NOL and/or excess tax credits, we will pay substantial additional federal and state taxes and interest for any periods following applicable changes in ownership as described above. Such tax and interest liabilities may adversely affect our liquidity.

We could be liable for back payroll taxes if our independent contractors are reclassified as employees.

     Although we treat all on-site sales personnel as employees for payroll tax purposes, we do have independent contractor agreements with certain sales and marketing persons or entities. We have not treated these independent contractors as employees and do not withhold payroll taxes from the amounts paid to such persons or entities. In the event the Internal Revenue Service or any state or local taxing authority were to successfully classify such persons or entities as employees, rather than as independent contractors, we could be liable for back payroll taxes. This could have a material adverse effect on our results of operations, liquidity and financial position.

We could be negatively impacted by the National Do Not Call List.

     We rely heavily on telemarketing activities to arrange tours of our resorts to potential customers. On July 3, 2003, the Federal Communications Commission (“FCC”) released new rules and regulations promulgated under the Telephone Consumer Protection Act of 1991, which could have a negative impact on our telemarketing activities. The FCC has implemented, in conjunction with the Federal Trade Commission (“FTC”), a National Do Not Call Registry, which applies to both interstate and intrastate commercial telemarketing calls. The FTC recently reported that approximately 56 million telephone numbers had been registered by the end of 2003. This could sharply limit the number of contacts we will be able to make through our telemarketing activities. We will continue to telemarket to individuals who do not place their telephone numbers on a do-not-call list and those with whom we have an established business relationship. Our use of autodialers to call potential customers in our database could also be restricted by new call abandonment standards specified in the FCC rules and regulations. We cannot currently determine the impact that these new regulations could have on our sales; however, the large number of telephone numbers registered on the National Do Not Call Registry and the restrictions on our use of autodialers could negatively affect our sales and marketing efforts and require us to use less effective, more expensive alternative marketing methods. While the new rules only became effective on October 1, 2003, we have experienced a decline in the number of telemarketing calls we are able to complete as a result of the changes in the rules relating to the use of automatic dialers. All companies involved in telemarketing expect some negative impact to their businesses as a result of the do-not-call rules and other federal and state legislation which seeks to protect the privacy of consumers from various types of marketing solicitations. Because of our historical dependence on telemarketing, we believe that these recent changes in the law will clearly have a material impact on our operations and will require us to modify our historical marketing practices in order to both remain compliant with the law and to achieve the levels of resort tours by consumers which are necessary for our profitable operation. Because the changes mandated by the rules which went into effect on October 1, 2003 are so recent, we will continue to assess both the rules’ impact on operations and alternative methods of marketing that are not impacted by the new rules.

USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders.

DIVIDEND POLICY

     The Company has not paid cash dividends on the Common Stock in the past and does not expect to pay any cash dividends on the common stock in the foreseeable future. The Company instead intends to retain its earnings to support the operations and growth of its business. Any future cash dividends would depend on future earnings, capital requirements, the Company’s financial condition and other factors deemed relevant by the Board of Directors.

SELLING SHAREHOLDERS

     This Prospectus covers possible sales by the Selling Shareholders who are officers of the Company of Shares that they may acquire through the exercise of options granted under the Plan. Such officers may be deemed to be “affiliates” of the Company (as such term is defined in Rule 405 under the Securities Act). The names of such officers, as of the date of this Prospectus, are listed below, along with (i) the number of shares of Common Stock currently beneficially owned by each such person, (ii) the number of Shares subject to options offered by each such person for sale hereby, (iii) the number of shares of Common Stock to be owned by each such person following the completion of the offering contemplated hereby and (iv) the percentage that such shares will bear to the number of outstanding shares of Common Stock at such time. The number of Shares offered for sale by each Selling Shareholder may be updated in, and additional individuals who may be or may become affiliates of the Company may be added as Selling Shareholders hereunder, by supplements and/or amendments to this Prospectus, which will be filed in accordance with Rule 424(b) under the Securities Act. As the Company is unable, as of the date of this Prospectus, to determine the date of the completion of the offering hereunder, the number of shares and percentages shown hereunder are computed with reference to the 36,846,319 shares of Common Stock of the Company outstanding as of July 31, 2004 and giving effect to the exercise of the options.

					Percentage of
				Number of Shares	Shares Beneficially
	Number of Shares			Beneficially Owned	Owned after
	Beneficially		Number of Shares	After Completion of	Completion of
Selling Shareholder(1)	Owned(2)		Offered Hereby(3)	Offering(4)	Offering(4)
Sharon K. Brayfield,	379,273	(5)	368,269	256,517	*
President
Joe W. Conner,	122,756	(6)	368,269	0	*
Chief Operating Officer
David T. O’Connor,	472,756	(7)	368,269	350,000	*
Executive Vice President-Sales
Harry J. White, Jr.	194,756	(8)	368,269	72,000	*
Chief Financial Officer and Treasurer
Edward L. Lahart,	162,906	(9)	368,269	40,150	*
Executive Vice President-Operations
Darla Cordova,	26,666	(10)	50,000	10,000	*
Vice President—Employee and Marketing Services
Michael Jones,	56,766	(11)	50,000	40,100	*
Vice President—Information Systems
Robert G. Levy,	56,666	(12)	50,000	40,000	*
Vice President-Resort Operations

*	Less than 1%

(1)	In reliance upon Item 2(b) of General Instruction C to Form S-8 under the Securities Act, the officers of the company listed above as Selling Shareholders have been listed herein whether or not such persons have a present intent to reoffer or resell any or all of the shares listed as owned by them and being offered hereby.

(2)	Reflects “beneficial ownership” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and includes shares subject to options that are exercisable within 60 days.

(3)	Includes shares issuable upon exercise of options currently granted to the Selling Shareholders under the Plan, whether or not such options are exercisable within 60 days.

(4)	Assumes the exercise of all presently exercisable options by the Selling Shareholders, including options granted under the Company’s 1997 Stock Option Plan (the “1997 Plan”), and the sale of all shares offered by the Selling Shareholders under this Prospectus.

(5)	Includes 70,000 shares and 122,756 shares issuable upon options exercisable under the 1997 Plan and the Plan, respectively, which are exercisable within 60 days.

(6)	Includes 122,756 shares issuable upon options exercisable under the Plan which are exercisable within 60 days.

(7)	Includes 350,000 shares and 122,756 shares issuable upon options exercisable under the 1997 Plan and the Plan, respectively, which are exercisable within 60 days.

(8)	Includes 70,000 shares and 122,756 shares issuable upon options exercisable under the 1997 Plan and the Plan, respectively, which are exercisable within 60 days.

(9)	Includes 40,000 shares and 122,756 shares issuable upon options exercisable under the 1997 Plan and the Plan, respectively, which are exercisable within 60 days.

(10)	Includes 10,000 shares and 16,666 shares issuable upon options exercisable under the 1997 Plan and the Plan, respectively, which are exercisable within 60 days.

(11)	Includes 40,000 shares and 16,666 shares issuable upon options exercisable under the 1997 Plan and the Plan, respectively, which are exercisable within 60 days.

(12)	Includes 40,000 shares and 16,666 shares issuable upon options exercisable under the 1997 Plan and the Plan, respectively, which are exercisable within 60 days.

PLAN OF DISTRIBUTION

     The Shares may be sold or otherwise disposed of from time to time by any of the Selling Shareholders in one or more transactions through any one or more of the following: (i) to purchasers directly, (ii) in ordinary brokerage transactions and transactions in which the broker solicits purchasers, (iii) through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or from the purchasers of the Shares for whom they may act as agent, (iv) the pledge of the Shares as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the Shares or interests therein, (v) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus, (vi) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction and (vii) an exchange distribution in accordance with the rules of such exchange, or in transactions in the over the counter market including, without limitation, the Nasdaq National Market System. Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. The Selling Shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the Shares, may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any of the shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under rule 144 rather than pursuant to this Prospectus.

     The Company will pay all of the expenses incident to the offering hereby and sale of the Shares to the public other than underwriting discounts or commissions, brokers’ fees and the fees and expenses of any counsel to the Selling Shareholders related thereto.

LEGAL MATTERS

     Certain legal matters in connection with the validity of the Common Stock offered hereby have been passed upon for the Company by Meadows, Owens, Collier, Reed, Cousins, & Blau, L.L.P., Dallas, Texas.

EXPERTS

     The consolidated financial statements of Silverleaf Resorts, Inc. included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by BDO Seidman, L.L.P., independent auditors, as set forth in their report included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING INFORMATION

     Certain statements contained in this Prospectus (including the documents incorporated by reference herein) which are not historical facts are forward-looking statements that relate to future events or the future financial performance of the Company. In evaluating such statements, prospective investors should specifically consider the various matters set forth herein under the caption “Risk Factors”, as well as other risks detailed in the documents incorporated by reference herein, which would cause actual results to differ materially from those indicated in such forward-looking statements.

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

Available Information	2
Incorporation of Certain Documents by Reference	2
The Company	3
Risk Factors	3
Use of Proceeds	14
Dividend Policy	14
Selling Shareholders	15
Plan of Distribution	16
Legal Matters	17
Experts	17
Forward-Looking Information	17

2,209,614 SHARES

SILVERLEAF RESORTS, INC.

COMMON STOCK

P R O S P E C T U S

August 23, 2004

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

     The following documents, filed with the Securities and Exchange Commission (the “Commission”) are incorporated by reference in this registration statement.

(a)	Our latest Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 001-13003);

(b)	The following additional reports:

(i)	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed on May 12, 2004 (File No. 001-13003);

(ii)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004 filed on August 12, 2004 (File No. 001-13003);

(iii)	our Current Report on Form 8-K filed on May 12, 2004 (File No. 001-13003);

(iv)	our Current Report on Form 8-K filed on June 3, 2004 (File No. 001-13003);

(v)	our Current Report on Form 8-K filed on June 8, 2004 (File No. 001-13003).

(c)	The description of our Common Stock which is contained under the caption “Description of the Registrant’s Securities to be Registered” in our Registration Statement on Form 8-A filed with the Commission on September 4, 1997, as amended by the Amendment to Registration Statement on Form 8-A, filed with the Commission on September 30, 1997.

     All reports and other documents subsequently filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities covered by this Registration Statement have been sold or which deregisters all of the securities then remaining unsold, will be deemed to be incorporated by reference in this Registration Statement and to be a part of this document from the date of filing of such reports or other documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this document, will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this document or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Not Applicable

Item 5. Interests of Named Experts and Counsel.

Not applicable

Item 6. Indemnification of Directors and Officers.

     The Company’s Charter limits the liability of the Company’s directors and officers to the Company and its shareholders to the fullest extent permitted by law. The Texas Business Corporation Act (“TBCA”) presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except for (i) a breach of the duty of loyalty to the corporation or its shareholders, (ii) an act or omission not in good faith that is a breach of a duty to the corporation or that involves intentional misconduct or a knowing violation of the law, (iii) a transaction in which the director or officer received an improper benefit, or (iv) other statutory exceptions.

     The Company has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law. Pursuant to the Indemnification Agreement, the Company shall indemnify an officer who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or any subsidiary of the Company, by reason of any action or inaction on the part of such person while an officer or director or by reason of the fact that such person is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The Indemnification Agreements provide the procedure by which an officer may seek indemnification by the Company.

     The Company’s Charter and Bylaws require the Company to indemnify its directors, officers and certain other parties the fullest extent permitted from time to time by law. The TBCA presently permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party only if (i) the indemnified party conducted himself in good faith, (ii) if a director, his conduct was in the corporation’s best interest, or, if not a director, his conduct was not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the indemnified party had no reasonable cause to believe his conduct was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, if the director or officer has been adjudged to be liable to the corporation or is found liable on the basis that personal benefit was improperly received, indemnification (i) is limited to reasonable expenses actually incurred by such person in the proceeding, and (ii) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not itself determinative that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

     The Company has obtained a directors and officers liability insurance policy that insures (i) the directors and officers of the Company from any claim arising out of an alleged wrongful act by such persons while acting as directors and/or officers of the Company, (ii) the Company to the extent that it has indemnified the directors and officers for such loss, and (iii) the Company for losses incurred in connection with claims made against the Company for covered wrongful acts.

Item 7. Exception from Registration Claimed

     Not applicable

Item 8. Exhibits.

     The exhibits filed as part of this Registration Statement are as follows:

EXHIBIT
NUMBER	DESCRIPTION
3.1	Third Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Form 8-K filed December 29, 2003).

3.2	Articles of Correction dated February 9, 2004 to our Articles of Incorporation (incorporated by reference to Exhibit 3.2 to our 10-K for year ended December 31, 2003).

3.3	Articles of Correction dated February 9, 2004 to our Articles of Incorporation (incorporated by reference to Exhibit 3.2 to our 10-K for year ended December 31, 2003).

3.4	Bylaws of Silverleaf Resorts, Inc. (incorporated by reference to Exhibit 3.2 to our Form 10-K for year ended December 31, 1997).

3.4	Amendment to Registrant’s Bylaws dated February 19, 2004 (incorporated by reference to Exhibit 3.4 to our Form 10-K for year ended December 31, 2003).

4.3	2003 Stock Option Plan (incorporated herein by reference to our Proxy Statement for the 2003 Annual Meeting of Shareholders filed on October 20, 2003).

5.1*	Opinion of Meadows, Owens, Collier, Reed, Cousins & Blau, LLP regarding the validity of the Common Stock.

23.1*	Consent of Meadows, Owens, Collier, Reed, Cousins & Blau, LLP (included in Exhibit 5.1).

23.2*	Consent of BDO Seidman, LLP.

24.1*	Powers of Attorney (included as part of the signature page hereto).

* Filed herewith

Item 9. Undertakings.

            (a)The undersigned Registrant hereby undertakes:

            (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on August 23, 2004.

SILVERLEAF RESORTS, INC.

By:	/s/ ROBERT E. MEAD

Robert E. Mead, Chairman and Chief Executive Officer

By:	/s/ HARRY J. WHITE, JR.

Harry J. White, Jr., Chief Financial Officer

POWER OF ATTORNEY

     We, the undersigned directors and officers of Silverleaf Resorts, Inc. (the “Company”) and each of us, do hereby constitute and appoint Robert E. Mead and Harry J. White, Jr., or either of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated above, which said attorneys or agents, or either of them, may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) to such Registration Statement; and we do hereby ratify and confirm all that the said attorneys and agents, or their substitute or substitutes, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT E. MEAD	Chairman, Chief Executive Officer and Director
	(Principal Executive Officer)	August 23, 2004
Robert E. Mead

/s/ HARRY J. WHITE, JR	Chief Financial Officer
	(Principal Financial and Accounting Officer)	August 23, 2004
Harry J. White, Jr.

/s/ J. RICHARD BUDD, III
	Director	August 23, 2004
J. Richard Budd, III

/s/ JAMES B. FRANCIS, JR.
	Director	August 23, 2004
James B. Francis, Jr.

/s/ HERBERT B. HIRSCH
	Director	August 23, 2004
Herbert B. Hirsch

/s/ REBECCA JANET WHITMORE
	Director	August 23, 2004
Rebecca Janet Whitmore

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
3.1	Third Amended and Restated Articles of Incorporation (incorporated hereby by reference to Exhibit 3.1 to our Form 8-K filed December 29, 2003).

3.2	Bylaws of Silverleaf Resorts, Inc. (incorporated by reference to Exhibit 3.2 to our Form 10-K for year ended December 31, 1997).

3.3	Amendment to Registrant’s Bylaws dated February 19, 2004 (incorporated by reference to Exhibit 3.4 to our Form 10-K for year ended December 31, 2003).

4.3	2003 Stock Option Plan (incorporated herein by reference to our Proxy Statement for the 2003 Annual Meeting of Shareholders filed on October 20, 2003).

5.1*	Opinion of Meadows, Owens, Collier, Reed, Cousins & Blau, LLP

23.1*	Consent of Meadows, Owens, Collier, Reed, Cousins & Blau, LLP (included as a part of Exhibit 5.1 herein)

23.2*	Consent of BDO Seidman, LLP

24.1*	Powers of Attorney (included as part of the signature page hereto).

*Filed herewith